Exhibit 2

                             ILM SENIOR LIVING, INC.
                           28 State Street, Suite 1100
                           Boston, Massachusetts 02109

                                                July 7, 1998

Dear Shareholder:

      You should have recently received materials from Redwood Investors, LLC, a Delaware limited liability company ("Redwood"), offering (the "Offer") to purchase up to 700,000 shares (the "Shares") (approximately 9.31%) of the issued and outstanding shares of common stock (the "Common Stock") of ILM Senior Living, Inc. (the "Company") at a purchase price of $7.00 per Share (the "Offer Price"). You also received a letter from us and other materials dated June 17, 1998. The Board of Directors of your Company continues to believe that the Offer Price is inadequate and has made an updated filing with the Securities and Exchange Commission in the form of a Schedule 14D-9/A, a copy of which is enclosed herewith.

      THE BOARD OF DIRECTORS BELIEVES THAT THE PURCHASE PRICE OF $7.00 PER SHARE IS FINANCIALLY INADEQUATE RELATIVE TO THE UNDERLYING NET ASSET VALUE OF YOUR SHARES AND THAT REDWOOD IS INTERESTED IN PAYING THE LOWEST POSSIBLE PRICE FOR YOUR SHARES, IN ORDER TO MAXIMIZE ITS PROFITS AT YOUR EXPENSE. WE BELIEVE THAT BY ACCEPTING REDWOOD'S OFFER FOR YOUR SHARES, YOU WILL NOT BE ABLE TO FULLY REALIZE THE VALUE OF YOUR SHARES.

      The Company engaged the investment banking firm of Schroder & Co. Inc. ("Schroders") to render its opinion to the Company's Board of Directors as to the fairness of the Offer Price from a financial point of view. On June 17, 1998, Schroders rendered its opinion to the effect that, as of the date of such opinion, the Offer Price is inadequate, from a financial point of view, to the shareholders of the Company.

      References in this letter to Schroders' opinion are qualified in their entirety by reference to the full text of Schroders' opinion letter which is annexed to the Schedule 14D-9/A which accompanies this letter. Shareholders should read Schroders' opinion letter in its entirety for information with respect to the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Schroders in rendering its opinion. The material assumptions of Schroders in rendering its opinion include that the information furnished by the
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Company or any publicly available information reviewed is accurate and complete, that the financial and operating forecasts of the Company were reasonably prepared, and that the Company will effect certain contemplated restructuring alternatives intended to increase shareholder value. The contemplated restructuring alternatives referred to in Schroders' opinion involved a number of possible scenarios, including (i) a possible merger of the Company and its affiliate, ILM II Senior Living, Inc. ("ILM II"), and the implied enterprise value of such combined entities as a real estate investment trust (a "REIT") to be valued either on a basis comparable to health care REITs or as a company which might be sold to a health care REIT, (ii) a possible merger of the Company and ILM II and their associated operating companies (ILM I Lease Corporation and ILM II Lease Corporation), to the end that such combined entities would be valued in a sale or exchange as a senior living operating company, and (iii) an early dissolution and liquidation of the Company and ILM II following the disposition of their properties.

      Schroders' opinion was provided at the request and for the information of the Board of Directors in evaluating the Offer Price and does not constitute a recommendation as to any action any shareholder should take or refrain from taking in connection with the tender offer or any aspect thereof or alternatives thereto. Specifically, Schroders' opinion does not constitute a recommendation that any shareholder not tender stock and should not be relied on by any shareholder as such. In rendering its opinion, Schroders was not engaged as an agent or fiduciary of and shall have no duties or liabilities to the shareholders of the Company and Schroders' opinion does not confer any rights or remedies upon the shareholders. Because of the foregoing express disclaimers in the agreement between Schroders and the Company pursuant to which Schroders was engaged to render its opinion, and the inclusion of similar disclaimers in Schroders' opinion, Schroders believes that the shareholders cannot rely upon its opinion. The availability to Schroders of such a defense would be resolved by a court, and such resolution would have no effect on the rights and responsibilities of the Board under applicable state law. The availability of such a state law defense would have no effect on the rights and responsibilities of the Board under the federal securities laws.

      The Company shall pay Schroders fees in the amount of $90,000 for the preparation and delivery of its opinion. The Company also agreed to reimburse Schroders for its out-of-pocket expenses and to indemnify Schroders against certain expense and liabilities in connection with its engagement.

      Schroders previously had been retained by the Company as its financial advisor (the "Engagement") in connection with an examination of various alternatives for maximizing shareholder values, and in connection therewith any sale of the Company to a third party which the Company may determine to pursue. Contingent upon the consummation of such a transaction, the Company agreed to pay to Schroders a customary success fee. Schroders is an internationally recognized investment banking firm with experience in the valuation of companies and their securities in connection with mergers, acquisitions, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The extensive experience of Schroders' health care investment banking group in providing corporate finance and advisory services to companies in the long-term care industry and, more


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specifically, to the Company were the significant factors in the Company's decision to select Schroders to render its opinion in connection with the Offer. Schroders could have a conflict of interest in evaluating the fairness of the Offer if Redwood were to become a significant shareholder of the Company and if Redwood disagreed with the alternative selected by the Company to enhance shareholder value. The Board has reason to believe based on, among other things, Redwood's disclosures in its Offer to Purchase, that Redwood supports management and would support alternatives which would enhance shareholder value. In fact, it may be easier for the Company to obtain the super-majority vote required to enter into certain of these transactions with the support of a significant shareholder, as opposed to attempting to obtain the vote of many individual shareholders.

      Before making a decision to tender your Shares to Redwood, you should carefully read the enclosed Schedule 14D-9/A in its entirety and consider all the information that we have previously provided to you, including our most recent quarterly report. Bear in mind especially the following:

      o The Offer Price offered by Redwood is inadequate from a financial point of view based on the Schroders opinion.

      o Redwood did not retain an independent person to evaluate or render any opinion with respect to the fairness of the Offer Price or the terms of the Offer.

      o The Offer Price offered by Redwood is significantly below the 1996 year-end estimated net asset valuation that was prepared by PaineWebber Properties Incorporated of $9.41 per Share. This estimated net asset value is based on the Company's interests in its real estate investments and was reviewed by an independent appraiser. Although this valuation is not recent, based on the improved financial performance of the Company as described below, the Company believes that the Share value has increased since the PaineWebber valuation. Even taking into account that this is an estimate and is not necessarily indicative of the amount you would receive upon a liquidation of the Company's assets, Redwood's Offer Price of $7.00 per Share is so significantly below this estimate that we believe that the Offer Price is inadequate.

      o The Purchaser's Offer Price is also lower than recent secondary market resale prices. According to information cited in Redwood's Offer to Purchase, the Company's Shares were sold between March 1, and April 30, 1998 at a high of $8.82, a low of $7.00 and a weighted average of $8.70. Because these numbers are based on only 6,570 Shares being traded in 7 transactions, prices obtained from such secondary market transactions, may not reflect a current estimated value of the Shares nor what shareholders would receive upon liquidation of the Company.

      o Shareholders who sell their Shares to Redwood will be foregoing the possibility of participating in any future dividends or other distributions from the Company


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            or in any appreciation in the value of the Shares, even though there can be no assurance that Redwood will pay for the Shares on a timely basis.

      o Other options may be available to you if you are interested in selling your Shares. To sell your Shares, you should contact a registered securities broker who may assist you in listing your Shares for sale on a secondary resale market or you could contact other secondary market sources of sale such as so-called "partnership exchanges" to sell your Shares in the secondary resale market. There can, however, be no assurance as to whether, when or at what price you will be able to sell your Shares through a secondary market resale.

      You should weigh these factors against the following:

      - If you need immediate liquidity, a sale of your Shares to Redwood may be your fastest means of liquidating your investment because there is no public market for the Shares and there are very few trades.

      - Continuing to hold the Shares subjects you to the risk of loss or decrease in value of your investment. The Company is subject to, among other things, the risks related to the health care industry and the risks resulting from pending litigation which could affect the value of the Shares, although the Company believes these claims are without merit and is appealing certain decisions.

      The Company has achieved increases in cash flow and value for ILM shareholders during fiscal year 1997:

      o     Property revenues were up by more than 5%;

      o Cash flow from the properties after capital expenditures improved by more than 5%;

      o Property management fees were 2% lower than the fees for the previous year;

      o The dividend rate has been increased by 15% since the end of fiscal year 1996.

      As reported in its quarterly reports, the Company is implementing several programs which are designed to further increase cash flow and value for the shareholders. As a result, the Company expects to achieve further dividend increases during the current fiscal year.

      Please consider all of the factors discussed in this letter before deciding how to respond to the Offer. On balance your Board of Directors recommends that you not tender your Shares to Redwood pursuant to the Offer.

      If you tender your Shares according to the agreement of sale which you would be entering into with Redwood, all dividend payments and distributions following May 1, 1998 will be payable to Redwood even though you may not receive full payment from Redwood for your


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Shares until a later date. You should consult your personal tax and legal advisors as to your personal situation prior to accepting the Offer and tendering your Shares. No action regarding the Offer is necessary if you wish to retain your Shares.

      Your Board of Directors will continue to act in the manner that it believes is in the best interests of the Company and the shareholders. We encourage you to call our Information Agent, D.F. King & Co. Inc., at 800-431-9629, with any questions you may have.


                                   Sincerely,


                                   The Board of Directors of
                                   ILM Senior Living, Inc.


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